March 29, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                                        Interim Report Under Rule 24 of the
                                    Public Utility Holding Company Act of 1935
                                                   NiSource Inc.
                                                 801 E. 86th Ave.
                                              Merrillville, IN 46410

                                                 File No. 70-9681

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 1, 2000, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1.       The sales of any common stock and the purchase  price per share and the
         -----------------------------------------------------------------------
         market  price per share at the date of the agreement of sale
         ------------------------------------------------------------

         On November 27, 2000 NiSource Inc. (NiSource) issued 11,500,000 new shares of NiSource common stock at an offering price of $25.25 per share.


2.       The  total  number  of  shares of common stock issued or issuable under
         -----------------------------------------------------------------------
         options  granted  during  the quarter under NiSource's benefit plans or
         -----------------------------------------------------------------------
         otherwise
         ---------

         None.


3.       If  common  stock  has  been transferred to a seller of securities of a
         -----------------------------------------------------------------------
         company  being  acquired, the number of shares so issued, the value per
         -----------------------------------------------------------------------
         share and whether the shares are restricted to the acquirer
         -----------------------------------------------------------

         None.


4.       The  amount  and  terms of any long-term debt, preferred stock or other
         -----------------------------------------------------------------------
         preferred  or  equity-linked  securities,  or  short-term  debt, issued
         -----------------------------------------------------------------------
         directly or indirectly by NiSource during the quarter
         -----------------------------------------------------

         Please see Exhibit 1.


5.       The  amount  and  terms  of  any  short-term  debt  issued  directly or
         -----------------------------------------------------------------------
         indirectly by any utility subsidiary during the quarter
         -------------------------------------------------------

         Please see Exhibits 2 and 3.


6.       The  amount  and  terms of any financing consummated by any non-utility
         -----------------------------------------------------------------------
         subsidiary during the quarter that are not exempt under rule 52
         ---------------------------------------------------------------

         None.


7.       The  name  of  the  guarantor  and  of  the beneficiary of any NiSource
         -----------------------------------------------------------------------
         guarantee  or  non-utility  subsidiary  guarantee  issued  during   the
         -----------------------------------------------------------------------
         quarter,  and  the  amount, terms and purpose of the guarantee
         ---------------------------------------------------------------

         NiSource had $1,193,586,000 of guarantees issued and outstanding as of 12/31/00.

Note: This amount represents all guarantees outstanding as of 12/31/00. The reporting mechanism was not in place as of the date of this report to separate those guarantees issued after 11-1-00 from those issued prior to 11-1-00.


8.       The  notional  amount and principal terms of any interest rate hedge or
         -----------------------------------------------------------------------
         anticipatory hedge entered into during the quarter and the identity of
         -----------------------------------------------------------------------
         the parties to such instruments
         -------------------------------

         None.


9.       The  name,  parent company, and amount invested in any new intermediate
         -----------------------------------------------------------------------
         subsidiary or financing subsidiary during the quarter
         -----------------------------------------------------

         None.


10.      A  list  of Form U-6B-2 statements filed with the commission during the
         -----------------------------------------------------------------------
         quarter, including the name of the filing entity and the date of the
         -----------------------------------------------------------------------
         filing
         ------

         A. NiSource Form U-6B-2 filed 3-29-01 to report Utility external Long-term debt.

         B. NiSource Form U-6B-2 filed 3-29-01 to report inter-company financing activity.


11.      Consolidated  balance sheets as of the end of the quarter, and separate
         -----------------------------------------------------------------------
         balance sheets as of the end of the quarter for each company, including
         -----------------------------------------------------------------------
         NiSource, that has engaged in financing transactions during the quarter
         -----------------------------------------------------------------------

         Please see the attached balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel and Northern Indiana Fuel and Light.


                                        Very truly yours,

                                        NiSource Inc.


                                        By:      /s/ J. W. Grossman
                                           -------------------------------------
                                              J. W. Grossman, Vice President


                                                                                                   EXHIBIT # 1
                                                   NiSource Inc.
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #4

                             Amount Outstanding
                                    as of           Type of Debt
Company                       December 31, 2000     or Security       Terms
-----------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.          $ 2,800,000,000    Long-term Debt     $750 million of three year notes paying a
                                                                      7.5% coupon and maturing on November 15, 2003.


                                                                      $900 million of five year notes paying a 7.625%
                                                                      coupon and maturing on November 15, 2005.

                                                                      $1 billion of ten year notes paying a 7.875% coupon
                                                                      and maturing on November 15, 2010.

                                                                      $150 million of five year notes paying 7.625% coupon
                                                                      and maturing on November 15, 2005.

NiSource Inc.                   $     1,000,000    Letter of Credit   Expires December 31, 2001.


NiSource Capital Markets, Inc.  $     3,250,000    Letter of Credit   Expires May 10, 2001.
                                $        42,000    Letter of Credit   No expiration date.


NiSource Capital Markets, Inc.  $   359,300,000    Short-term Debt    $171.3 million of commercial paper borrowings under a $200 million 364-day revolving credit facility that expires on
                                                                      July 5, 2001 with a weighted average interest rate of 7.86%.

                                                                      $188 million of uncommitted lines of credit with a weighted average interest rate of 7.96%.

NiSource Finance Corp.          $ 1,080,259,000    Short-term Debt    Commercial paper borrowing under a $6 billion 364-day
                                                                      acquisition facility.
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                   EXHIBIT # 2
                                                   NiSource Inc.
                                        Interim Report Under Rule 24 of the
                                    Public Utility Holding Company Act of 1935
                                                 File No. 70-9681
                                                      Item #5


                                 External Short-term Debt
                                          as of
Company                             December 31, 2000          Terms
-----------------------------------------------------------------------------------------------------------------------------------
Northern Indiana Public                   $   371,100,000      $196.2 million of commercial paper borrowings under
   Service Company                                             a $200 million 364-day revolving credit facility
                                                               that expires in September 2001 with a weighted
                                                               average interest rate of 7.03%.

                                                               $174.9 million of uncommitted lines of credit with a
                                                               weighted average interest rate of 7.70%.

Bay State Gas Company                     $   165,000,000      $55 million under two separate lines of credit totaling
                                                               $115 million with a weighted average interest rate of 7.38%.

                                                               $110 million of commercial paper borrowings under two
                                                               separate contracts with a weighted average interest rate of 7.74%.
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                   EXHIBIT # 3
                                                   NiSource Inc.
                                        Interim Report Under Rule 24 of the
                                    Public Utility Holding Company Act of 1935
                                                 File No. 70-9681
                                                      Item #5


                                                                                           Inter-company Debt
                                                                                              Outstanding
Lending Company                          Borrowing Subsidiary                             at December 31, 2000
-----------------------------------------------------------------------------------------------------------------------------------
NiSource Inc.                      Northern Indiana Public Service Company                   $      36,824,000
NiSource Inc.                      Kokomo Gas and Fuel Company                               $       1,500,000
NiSource Inc.                      Northern Indiana Fuel and Light, Inc.                     $       2,000,000
Bay State Gas Company              Northern Utilities, Inc.                                  $      27,000,000
-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                   EXHIBIT # 4
                                                   NiSource Inc.
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
   Utility plant                                                                            $     15,825,317
     Less - accum. provision for depreciation                                                     (7,299,410)
--------------------------------------------------------------------------------------------------------------
         Total Utility Plant-Net                                                                   8,525,907
--------------------------------------------------------------------------------------------------------------
   United States cost center                                                                         923,576
   Canadian cost center                                                                               19,704
     Less - accum. provision for depletion                                                            (9,086)
--------------------------------------------------------------------------------------------------------------
Net Gas and Oil Producing Properties                                                                 934,194
--------------------------------------------------------------------------------------------------------------
   Other property, at cost, less accum. depreciation                                                  86,604
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                       9,546,705
--------------------------------------------------------------------------------------------------------------

Investments:
   Investments at equity                                                                              43,575
   Investments at cost                                                                                52,544
   Other investments                                                                                  33,279
   Other accounts receivable, non-current                                                             20,779
   Net assets of discontinued operations                                                             560,396
   Assets held for sale                                                                               33,519
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                           744,092
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                         193,033
   Special funds                                                                                         518
   Notes receivable                                                                                    3,252
   Accounts receivable - less reserve                                                              1,486,417
   Accounts receivable - associated companies                                                             -
   Other receivables                                                                                  23,489
   Fuel adjustments clause                                                                                -
   Gas adjustment clause                                                                             396,082
   Material and supplies at average cost                                                              68,660
   Electric production fuel, at average cost                                                          15,592
   Natural gas in storage - weighted avg                                                             322,457
   Price risk management asset                                                                     1,568,486
   Exchange gas receivable                                                                           615,860
   Prepayments and other                                                                             223,800
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                      4,917,646
--------------------------------------------------------------------------------------------------------------

Other Assets:
   Regulatory assets                                                                                 517,114
   Intangible assets                                                                               3,603,583
   Deferred charges and other                                                                        367,676
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                        4,488,373
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $       19,696,816
--------------------------------------------------------------------------------------------------------------



As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
Capitalization:
   Common shares without par value                                                        $            2,056
   Additional paid-in-capital                                                                      2,584,010
   FAS133 Other comprehensive inc.                                                                        -
   Foreign currency translation adjustment                                                              (577)
   Retained earnings                                                                                 776,576
   Retained earnings - current year                                                                  156,921
   Dividends: Common shares                                                                          (98,328)
   Gain/(Loss) on reissuance of treasury stock                                                        (5,477)
   Cost of treasury shares                                                                                -

Preferred Stocks:
   Series without mandatory redemption provisions                                                     83,631
   Series with mandatory redemption provisions                                                        49,126
   Preferred security of a subsidiary trust                                                          345,000
   Long-term debt excluding amt due within one year                                                5,802,668
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                             $        9,695,606
--------------------------------------------------------------------------------------------------------------

Current Liabilities:
   Obligations due within one year                                                        $        2,561,487
   Accounts payable                                                                                1,117,093
   Dividends declared on common and preferred stock                                                      989
   Customer deposits                                                                                  32,055
   Taxes accrued                                                                                     189,310
   Interest accrued                                                                                   78,040
   Deferred fuel                                                                                         202
   Accrued employment costs                                                                           63,854
   Price risk management liability                                                                 1,529,247
   Refunds due customers within one year                                                              13,510
   Other regulatory liabilities - current                                                              8,576
   Exchange gas payable                                                                              360,516
   Current deferred revenue                                                                          451,543
   Acc def income tax - current                                                                          465
   Other accruals                                                                                    486,475
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                 6,893,362
--------------------------------------------------------------------------------------------------------------

Other:
   Deferred income taxes                                                                           1,806,240
   Deferred investment tax credits                                                                   114,255
   Customer advances                                                                                  21,084
   Deferred credits                                                                                  337,285
   Post retirement benefits accrued                                                                  272,450
   Other non-current liabilities                                                                      58,495
   Non-current deferred revenue                                                                      498,039
--------------------------------------------------------------------------------------------------------------
         Total Other                                                                               3,107,848
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                         $       19,696,816
--------------------------------------------------------------------------------------------------------------



                                                                                                   EXHIBIT # 5
                                      Northern Indiana Public Service Company
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                     2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
   Utility plant                                                                         $        6,083,181
     Less - accum. provision for depreciation                                                    (3,177,350)
--------------------------------------------------------------------------------------------------------------
         Total Utility Plant - Net                                                                2,905,831
--------------------------------------------------------------------------------------------------------------
   Other property, at cost, less accum. depreciation                                                  2,427
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                      2,908,258
--------------------------------------------------------------------------------------------------------------

Investments:
   Investments at cost                                                                                  251
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                              251
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                         17,889
   Special funds                                                                                        518
   Notes receivable                                                                                      59
   Accounts receivable - less reserve                                                               228,647
   Accounts receivable - associated companies                                                        30,439
   Fuel adjustments clause                                                                               -
   Gas adjustment clause                                                                            146,256
   Material and supplies at average cost                                                             47,000
   Electric production fuel, at average cost                                                         15,591
   Natural gas in storage - weighted avg                                                            109,746
   Price risk management asset                                                                       23,220
   Exchange gas receivable                                                                               -
   Prepayments and other                                                                             32,264
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                       651,629
--------------------------------------------------------------------------------------------------------------

Other Assets:
   Regulatory assets                                                                                179,124
   Deferred charges and other                                                                       199,599
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                         378,723
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                             $        3,938,861
--------------------------------------------------------------------------------------------------------------




As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
Capitalization:
   Common shares without par value                                                       $          859,488
   Additional paid-in-capital                                                                        12,525
   FAS133 Other comprehensive inc.                                                                       -
   Retained earnings                                                                                136,118
   Retained earnings - current year                                                                 226,059
   Dividend declared preferred                                                                       (7,817)
   Dividends: Common shares                                                                        (168,000)

Preferred Stocks:
   Series without mandatory redemption provisions                                                    81,115
   Series with mandatory redemption provisions                                                       49,124
   Long-term debt excluding amt due within one year                                                 901,772
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                                     2,090,384
--------------------------------------------------------------------------------------------------------------

Current Liabilities:
   Obligations due within one year                                                                  386,100
   Accounts payable                                                                                 266,855
   Accounts payable - associated companies                                                           83,008
   Sinking funds due in one year                                                                      4,578
   Dividends declared on common and preferred stock                                                     860
   Customer deposits                                                                                 28,571
   Taxes accrued                                                                                     57,060
   Interest accrued                                                                                  10,304
   Deferred fuel                                                                                        202
   Accrued employment costs                                                                          58,779
   Price risk management liability                                                                   21,982
   Notes payable to associated companies                                                             36,000
   Other accruals                                                                                    21,567
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                  975,866
--------------------------------------------------------------------------------------------------------------

Other:
   Deferred income taxes                                                                            562,527
   Deferred investment tax credits                                                                   78,479
   Deferred credits                                                                                  49,065
   Post retirement benefits accrued                                                                 149,163
   Other non-current liabilities                                                                     33,377
   Non-current deferred revenue                                                                          -
--------------------------------------------------------------------------------------------------------------
         Total Other                                                                                872,611
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                        $        3,938,861
--------------------------------------------------------------------------------------------------------------


                                                                                                   EXHIBIT # 6
                                               Bay State Gas Company
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                     2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
  Utility plant                                                                         $         1,363,029
     Less - accum. provision for depreciation                                                      (274,128)
--------------------------------------------------------------------------------------------------------------
         Total Utility Plant - Net                                                                1,088,901
--------------------------------------------------------------------------------------------------------------
  Other property, at cost, less accum. depreciation                                                   3,122
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                      1,092,023
--------------------------------------------------------------------------------------------------------------

Investments:
  Investments at cost                                                                                    34
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                               34
--------------------------------------------------------------------------------------------------------------

Current Assets:
  Cash and cash equivalents                                                                           2,465
  Notes receivable                                                                                      472
  Accounts receivable - less reserve                                                                 88,400
  Accounts receivable - associated companies                                                          6,125
  Gas adjustment clause                                                                              74,105
  Material and supplies at average cost                                                               5,415
  Natural gas in storage - weighted avg                                                              39,725
  Exchange gas receivable                                                                                -
  Prepayments and other                                                                               6,641
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                       223,348
--------------------------------------------------------------------------------------------------------------

Other Assets:
  Regulatory assets                                                                                  16,635
  Intangible assets                                                                                   4,062
  Deferred charges and other                                                                         43,486
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                          64,183
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                            $         1,379,588
--------------------------------------------------------------------------------------------------------------




As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
Capitalization:

  Common shares without par value                                                       $                -

  Additional paid-in-capital                                                                        526,772

  FAS133 Other comprehensive inc. -

  Retained earnings                                                                                   2,665

  Retained earnings - current year                                                                   14,431

  Dividends: Common shares                                                                          (12,000)

  Long-term debt excluding amt due within one year                                                  189,000
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                                       720,868
--------------------------------------------------------------------------------------------------------------

Current Liabilities:
  Obligations due within one year                                                                   205,833

  Accounts payable                                                                                    6,806

  Accounts payable - associated companies                                                            28,189

  Dividends declared on common and preferred stock                                                       -

  Customer deposits                                                                                   2,531

  Taxes accrued                                                                                       6,497

  Interest accrued                                                                                    4,960

  Refunds due customers within one year                                                               6,710

  Other accruals                                                                                     92,493
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                  354,019
--------------------------------------------------------------------------------------------------------------

Other:
  Deferred income taxes                                                                             287,823

  Deferred investment tax credits                                                                     3,673

  Other non-current liabilities                                                                      13,205

  Non-current deferred revenue                                                                           -
--------------------------------------------------------------------------------------------------------------
          Total Other                                                                               304,701
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       $         1,379,588
--------------------------------------------------------------------------------------------------------------


                                                                                                   EXHIBIT # 7
                                              Northern Utilities, Inc.
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                     2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
   Utility plant                                                                         $          246,389
     Less - accum. provision for depreciation                                                       (42,885)

--------------------------------------------------------------------------------------------------------------
         Total Utility Plant - Net                                                                  203,504
--------------------------------------------------------------------------------------------------------------
   Other property, at cost, less accum. depreciation                                                  2,912
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                        206,416
--------------------------------------------------------------------------------------------------------------

Investments:
   Investments at cost                                                                                    2
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                                2
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                          1,020
   Notes receivable                                                                                     294
   Accounts receivable - less reserve                                                                14,987
   Accounts receivable - associated companies                                                         3,455
   Gas adjustment clause                                                                             11,528
   Material and supplies at average cost                                                              1,124
   Natural gas in storage - weighted avg                                                             12,756
   Exchange gas receivable                                                                               -
   Prepayments and other                                                                              3,008
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                        48,172
--------------------------------------------------------------------------------------------------------------

Other Assets:
   Regulatory assets                                                                                  8,441
   Intangible assets                                                                                  1,204
   Deferred charges and other                                                                         3,516
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                          13,161
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                             $          267,751
--------------------------------------------------------------------------------------------------------------




As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
Capitalization:
   Common shares without par value                                                       $                1
   Additional paid-in-capital                                                                       109,062
   FAS133 Other comprehensive inc.                                                                       -
   Retained earnings                                                                                    200
   Retained earnings - current year                                                                   1,938
   Dividends: Common shares                                                                          (2,700)
   Long-term debt excluding amt due within one year                                                  20,500
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                                       129,001
--------------------------------------------------------------------------------------------------------------

Current Liabilities:
   Obligations due within one year                                                                   52,833
   Accounts payable                                                                                     586
   Accounts payable - associated companies                                                            9,634
   Dividends declared on common and preferred stock                                                      -
   Customer deposits                                                                                    665
   Taxes accrued                                                                                      2,747
   Interest accrued                                                                                   1,012
   Refunds due customers within one year                                                                898
   Other accruals                                                                                    18,695
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                   87,070
--------------------------------------------------------------------------------------------------------------

Other:
   Deferred income taxes                                                                             47,399
   Deferred investment tax credits                                                                      312
   Other non-current liabilities                                                                      3,969
   Non-current deferred revenue                                                                          -
--------------------------------------------------------------------------------------------------------------
         Total Other                                                                                 51,680
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                        $          267,751
--------------------------------------------------------------------------------------------------------------



                                                                                                EXHIBIT # 8
                                            Kokomo Gas and Fuel Company
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                     2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
   Utility plant                                                                         $           76,898
     Less - accum. provision for depreciation                                                       (34,907)
--------------------------------------------------------------------------------------------------------------
         Total Utility Plant - Net                                                                   41,991
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                         41,991
--------------------------------------------------------------------------------------------------------------

Investments:
   Investments at cost                                                                                    5
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                                5
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                          1,029
   Accounts receivable - less reserve                                                                 7,017
   Accounts receivable - associated companies                                                            29
   Material and supplies at average cost                                                                475
   Natural gas in storage - weighted avg                                                                812
   Exchange gas receivable                                                                               -
   Notes receivable-associated companies                                                                 -
   Prepayments and other                                                                                 84
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                         9,446
--------------------------------------------------------------------------------------------------------------

Other Assets:
   Deferred charges and other                                                                            71
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                              71
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                             $           51,513
--------------------------------------------------------------------------------------------------------------



As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES
Capitalization:
   Common shares without par value                                                       $           46,170
   FAS133 Other comprehensive inc.                                                                       -
   Retained earnings                                                                                 (1,378)
Retained earnings - current year                                                                      1,876
Dividends: Common shares                                                                            (10,829)
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                                        35,839
--------------------------------------------------------------------------------------------------------------

Current Liabilities:
   Accounts payable                                                                                     592
   Accounts payable - associated companies                                                            8,319
   Customer deposits                                                                                    480
   Taxes accrued                                                                                       (215)
   Interest accrued                                                                                     120
   Gas cost adjustment clause                                                                        (3,067)
   Notes payable to associated companies                                                              1,502
   Other accruals                                                                                     1,196
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                                    8,927
--------------------------------------------------------------------------------------------------------------

Other:
   Deferred income taxes                                                                              3,369
   Deferred investment tax credits                                                                      537
   Customer advances                                                                                     10
   Post retirement benefits accrued                                                                     284
   Regulatory income tax liability                                                                    1,477
   Other non-current liabilities                                                                      1,070
   Non-current deferred revenue                                                                          -
--------------------------------------------------------------------------------------------------------------
         Total Other                                                                                  6,747
--------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                        $           51,513
--------------------------------------------------------------------------------------------------------------



                                                                                                 EXHIBIT # 9
                                      Northern Indiana Fuel and Light Company
                                        Interim Report Under Rule 24 of the
                                     Public Utility Holding Company Act of 1935
                                                  File No. 70-9681
                                                      Item #11

As of December 31,  (in thousands)                                                                      2000
--------------------------------------------------------------------------------------------------------------

ASSETS
Property, Plant, and Equipment:
   Utility plant                                                                         $            69,932
     Less - accum. provision for depreciation                                                        (23,381)
--------------------------------------------------------------------------------------------------------------
         Total Utility Plant - Net                                                                    46,551
--------------------------------------------------------------------------------------------------------------
   Other property, at cost, less accum. depreciation                                                     865
--------------------------------------------------------------------------------------------------------------
         Total Property, Plant and Equipment                                                          47,416
--------------------------------------------------------------------------------------------------------------

Investments:
   Investments at cost                                                                                   -
--------------------------------------------------------------------------------------------------------------
         Total Investments                                                                               -
--------------------------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                                                             933
   Accounts receivable - less reserve                                                                 10,797
   Accounts receivable - associated companies                                                             52
   Gas adjustment clause                                                                               4,042
   Material and supplies at average cost                                                                 416
   Natural gas in storage - weighted avg                                                               3,160
   Exchange gas receivable                                                                               -
   Notes receivable-associated companies                                                                 -
   Prepayments and other                                                                                  55
--------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                         19,455
--------------------------------------------------------------------------------------------------------------

Other Assets:
   Regulatory assets                                                                                     170
   Deferred charges and other                                                                            160
--------------------------------------------------------------------------------------------------------------
         Total Other Assets                                                                              330
--------------------------------------------------------------------------------------------------------------
Total Assets                                                                             $            67,201
--------------------------------------------------------------------------------------------------------------




As of December 31,  (in thousands)                                                                      2000
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CAPITALIZATION AND LIABILITIES
Capitalization:
   Common shares without par value                                                       $            30,674
   Additional paid-in-capital                                                                            -
   FAS133 Other comprehensive inc.                                                                       -
   Retained earnings                                                                                  15,432
   Retained earnings - current year                                                                    2,879
   Dividends: Common shares                                                                           (5,993)
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         Total Capitalization                                                                         42,992
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Current Liabilities:
   Accounts payable                                                                                    1,653
   Accounts payable - associated companies                                                             6,917
   Customer deposits                                                                                     156
   Taxes accrued                                                                                         978
   Interest accrued                                                                                       31
   Notes payable to associated companies                                                               2,000
   Other accruals                                                                                      1,778
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         Total Current Liabilities                                                                    13,513
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Other:
   Deferred income taxes                                                                               4,629
   Deferred investment tax credits                                                                       345
   Customer advances                                                                                     187
   Deferred credits                                                                                    3,620
   Regulatory income tax liability                                                                     1,915
   Non-current deferred revenue                                                                            -
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         Total Other                                                                                  10,696
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Total Liabilities                                                                        $            67,201
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